UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

AERIES TECHNOLOGY, INC.

(Name of Issuer)

Class A Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G0136H102
(CUSIP Number)

Sudhir Appukuttan Panikassery
c/o Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square, Singapore
(919) 228-6404

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 8, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G0136H102

1	NAME OF REPORTING PERSON Sudhir Appukuttan Panikassery
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,151,005(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,151,005(1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,151,005
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.68%
14	TYPE OF REPORTING PERSON IN

1	Represents 5,151,005 Class A ordinary shares that may be issued upon exercise of options issued to Mr. Panikassery, which are exercisable within 60 days from the date hereof.

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of Class A ordinary shares, par value $0.0001 per share (the “Class A Ordinary Shares”), of Aeries Technology, Inc., a Cayman Islands exempted company (the “Issuer”), whose principal executive offices are located at 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background

(a) This Schedule 13D is being filed by Sudhir Appukuttan Panikassery (“Mr. Panikassery” or the “Reporting Person”).

(b) The principal business address of Mr. Panikassery is 60 Paya Lebar Road, #08-13, Paya Lebar Square, Singapore.

(c) Mr. Panikassery’s principal occupation is the Chief Executive Officer of the Issuer. He is also a director of the Issuer.

(d) – (e) During the last five years, the Reporting Person has not, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Panikassery is a citizen of India.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 8, 2024, the Issuer’s Compensation Committee and Board of Directors approved the grant of a stock option to purchase 5,151,005 Class A Ordinary Shares to the Reporting Person in connection with his services to the Issuer and its subsidiaries including the services provided as a co-founder of Aeries Technology Group Business Accelerators Private Limited, which became a subsidiary of the Issuer through the de-SPAC transaction completed in November 2023. These options were fully vested on the grant date and can be exercised over a ten-year period from that date, with an exercise price of $0.0001 per share. Except as described in this Item 3, the Reporting Person did not pay any cash or other consideration for the shares reported on this Schedule 13D.

Item 4.	Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as disclosed herein, the Reporting Person has no plans which relate to or would result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. As the Chief Executive Officer and a director of the Issuer, the Reporting Person may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in subparagraphs (a) through (j) of this Item 4 of Schedule 13D. The Reporting Person also reserves the right to formulate in the future plans or proposals which may relate to or result in the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending on the factors discussed herein, the Reporting Person may, from time to time, acquire additional Class A Ordinary Shares and/or retain and/or sell all or a portion of the Class A Ordinary Shares held by the Reporting Person in the open market or in privately negotiated transactions, and/or may distribute the Class A Ordinary Shares held by the Reporting Person to other entities. Any actions the Reporting Person might undertake will be dependent upon the Reporting Person’s review of numerous factors, including, among other things, the price levels of the Class A Ordinary Shares, general market and economic conditions, ongoing evaluation of the Issuer’s business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, need for liquidity, and other future developments. Any future acquisitions of the Class A Ordinary Shares by the Reporting Person will be subject to the Issuer’s policies, including its insider trading policy, as applicable.

Item 5.	Interest in Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

(a) – (b)

Calculation of the percentage of beneficial ownership is based on a total of 38,951,036 shares of the Issuer’s Class A Ordinary Shares outstanding as of the date of this report, based on information provided by the Issuer. The aggregate number and percentage of the Class A Ordinary Shares beneficially owned by the Reporting Person and the number of shares as to which there is sole power to vote or to direct the vote, shares power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of, and the footnotes included on, the cover pages of this Schedule 13D, all of which are incorporated herein by reference.

(c) Except as described in Item 6, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Ordinary Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of his, her or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 11, 2024

By:	/s/ Sudhir Appukuttan Panikassery
Name:	Sudhir Appukuttan Panikassery

[Signature Page to Schedule 13D]

4